SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED *

(As of the close of the fiscal year)

Time of issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

HIS EXCELLENCY THE HONOURABLE GARY DOER

Canadian Ambassador to the United States of America

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

WAYNE FOSTER Director Financial Markets Division Department of Finance, Canada 11th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	DON WILSON Consul Consulate General of Canada 1251 Avenue of the Americas New York, NY 10020	ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

* The Registrant is filing this amendment to its annual report on a voluntary basis.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2011 is being filed to include as exhibits to such form (i) the Fiscal Agency Agreement to be dated as of February 14, 2012 between Canada and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of February 7, 2012 between Canada and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters, (iii) the Opinion and Consent of Legal Counsel, Justice Canada, Finance – General Legal Services, (iv) Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for Canada and (v) Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of U.S. $3,000,000,000 aggregate principal amount of Canada’s 0.875% United States Dollar Bonds due February 14, 2017 (the “bonds”) described in Canada’s prospectus supplement dated February 7, 2012 (the “prospectus supplement”) to its prospectus dated January 31, 2012 (the “prospectus”).

That portion of the bonds offered by the prospectus supplement and prospectus sold or to be sold in the United States or in circumstances where registration of the bonds is required has been registered under registration statement no. 333-178626. Such portion is not expected to exceed an aggregate principal amount of U.S. $1,170,000,000. Following the completion of the offering of the bonds offered by the prospectus supplement and the prospectus, an aggregate of U.S. $3,830,000,000 will remain registered on registration statement no. 333-178626.

The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2011, are hereby amended to include the following:

Exhibit E:	Fiscal Agency Agreement

Exhibit F:	Underwriting Agreement

Exhibit G:	Opinion and Consent of Legal Counsel, Justice Canada, Finance – General Legal Services

Exhibit H:	Consent of Milbank, Tweed, Hadley & McCloy LLP

Exhibit I:	Consent of Stikeman Elliott LLP

It is estimated that the expenses of Canada in connection with the sale of the bonds will be as follows:

Filing Fee	U.S. $	45,981
Legal		160,000
Miscellaneous Expenses		34,019

	U.S. $	240,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 13th day of February, 2012.

CANADA

By:	/s/ Clifton Lee-Sing
Clifton Lee-Sing Chief Reserves and Risk Management Section Financial Markets Division Department of Finance Government of Canada

EXHIBIT INDEX

Exhibit No.

E:	Fiscal Agency Agreement

F:	Underwriting Agreement

G:	Opinion and Consent of Legal Counsel, Justice Canada, Finance – General Legal Services

H:	Consent of Milbank, Tweed, Hadley & McCloy LLP

I:	Consent of Stikeman Elliott LLP